Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,
	2002		2003		2004		2005		2006
Earnings:
Earnings before income taxes (a)	$1,622		1,452		1,893		2,200		2,749
Fixed charges	321		322		311		323		313

Earnings, as defined	$1,943		1,774		2,204		2,523		3,062

Fixed Charges:
Interest expense	$250		246		234		243		225
One-third of all rents	71		76		77		80		88

Total fixed charges	$321		322		311		323		313

Ratio of Earnings to Fixed Charges	6.1	x	5.5	x	7.1	x	7.8	x	9.8	x

(a)	Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.